Lionsgate Studios Corp.
2700 Colorado Avenue
Santa Monica, California 90404

July 30, 2026

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F. Street, N.E.
Washington, D.C. 20549
Attention:     Blaise Rhodes and Angela Connell
Division of Corporation Finance
Office of Trade & Services

Re:    Lionsgate Studios Corp
Form 10-K for the Fiscal Year Ended March 31, 2026
File No. 001-42635

Ladies and Gentlemen:

We respectfully submit below the response of Lionsgate Studios Corp., a British Columbia, Canada corporation (“Lionsgate,” the “Company,” “we,” “us,” or “our”), to the comment from the United States Securities and Exchange Commission staff (the “Staff”) regarding our Annual Report on Form 10-K for fiscal year ended March 31, 2026 contained in your letter dated July 21, 2026. For your convenience, we have included your original comments below in italics, immediately followed by our response.

Form 10-K for Fiscal Year Ended March 31, 2026

Management's Discussion and Analysis of Financial Condition and Results of Operations Segment Results of Operations and Non-GAAP Measures, page 52

Comment 1: We note your disclosure of gross contribution and gross contribution as a percentage of revenue for each of your segments. Please explain how you determined that these were not non-GAAP measures which would require a reconciliation to the most comparable GAAP measure. In this regard, we note that you disclose segment profit as your primary measure of segment performance. As gross contribution would appear to be an additional measure of segment performance, it would appear to be subject to Item 10(e)(1)(i) of Regulation S-K as it is not required to be disclosed by ASC 280. Please also explain how you determined which measure of segment performance was determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in your consolidated financial statements. Refer to ASC 280-10-50-28A.

Lionsgate Response:

The Company respectfully acknowledges the Staff’s comment.

The Company included gross contribution and gross contribution as a percentage of revenue within its MD&A to provide investors with additional transparency regarding certain components of segment profit. Gross contribution was intended to represent a subtotal of segment revenues, less segment direct operating expenses and segment distribution and marketing expenses and was not intended to represent an additional measure of segment performance.

The Company advises the Staff that segment profit is the measure used by the Company’s Chief Operating Decision Maker (“CODM”) to evaluate operating performance, allocate resources, and make decisions regarding the operation of the business. Accordingly, the Company believes segment profit is the measure of segment profit or loss most consistent with the measurement principles used in the Company’s consolidated financial statements.

In consideration of the Staff’s comment, the Company will revise future filings to remove both gross contribution and gross contribution as a percentage of revenue from MD&A and will no longer present gross contribution within the segment footnote disclosure. The Company believes this revision will simplify its disclosure and further align the presentation of segment results with the measure used by the CODM in assessing operating performance and allocating resources.

The Company respectfully advises the Staff that future MD&A disclosures will focus on segment profit.

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We acknowledge that Lionsgate and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
We hope that this letter has been helpful and responsive to your requests. If you have any questions or comments to our response, please contact me directly at 310-255-5159.

Sincerely,

LIONSGATE STUDIOS CORP.

/s/ James W. Barge
James W. Barge
Chief Financial Officer